07020813

JCDecaux

RECEIVED

2007 FEB -5 P 12:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

PROCESSED

FEB 0 9 2007

THOMSON
FINANCIAL

Neuilly-sur-Seine, February 1st, 2007

File 82-5247
Issuer : JCDecaux SA
Country : France

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Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated December 7, 2006 in relation to MCDecaux expanding its presence with more than 2,000 advertising bus shelters in nine of the twenty largest Japanese cities;
- A press release dated December 11, 2006 in relation to JCDecaux winning the contract for MUPI city map and information panels, Senior large format billboards and advertising columns for the City of Nice;
- A press release dated January 8, 2007 in relation to JCDecaux winning the Strasbourg advertising contracts for street furniture and tramway shelters;
- A press release dated January 11, 2007 regarding Vélo'v® in Lyon : 12 kms travelled and 5.5 million rentals in 2006;
- A press release January 15, 2007 in relation to JCDecaux winning the self service bicycle and street furniture contract for Mulhouse and its suburbs;
- A press release dated January 24, 2007 in relation to JCDecaux renewing 7 regional street furniture contracts;
- A press release dated January 30, 2007 regarding 2006 Revenues : up 11.5% to €1,946.4 million, supported by record organic growth (+7.7%).

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, danylouise.richet@jcdecaux.fr or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Dany Louise Richet
Legal Affairs
Head of the Stock Market / Company Law Department
Enc.

dlw 2/7

JCDecaux

FILE 82-5247

JAPAN:
MCDecaux expands its presence with more than 2,000 advertising bus shelters in nine of the twenty largest Japanese cities

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Paris, December 7, 2006 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and the number two worldwide, announced today that **MCDecaux** (a joint venture between JCDecaux SA and Mitsubishi Corporation, 60% held by JCDecaux) has won four new contracts.

These 20-year contracts have been signed with the transport companies in the following cities:

- Fukuoka, Japan's 8th largest city with a population of 1.4 million
- Hiroshima, 11th largest city with a population of 1.1 million
- Niigata, 17th largest city with a population of 0.7 million
- Shizuoka, 18th largest city with a population of 0.7 million

The contracts are in addition to those previously held in:

- Yokohama (2nd largest city with a population of 3.5 million)
- Osaka (3rd largest city with a population of 2.6 million)
- Nagoya (4th largest city with a population of 2.2 million)
- Kobe (6th largest city with a population of 1,5 million)
- Okayama (19th largest city with a population of 0,6 million)

MCDecaux currently represents a potential quantity of more than 2,000 bus shelters and 4,000 advertising panels in Japan.

MCDecaux is also the largest operator of shopping centre advertising in Japan, managing advertising in more than 100 shopping centres on behalf of the 2 largest retailers, Aeon Group and Ito Yokado, through it reaching almost 50 million consumers every month.

Commenting on the contract wins, Jean-Charles Decaux, Chairman of the Executive Board of JCDecaux and Co-CEO, said: *"These important contracts underline MCDecaux's unique ability to offer advertisers and their agencies national coverage across Japan, with sites in nine of the top twenty cities on street furniture and in shopping centres. This key position is even more important as Japan is the 2nd largest advertising market in the world, worth about €39 billion every year, of which 11.5% is spent on outdoor advertising."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378 294.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

Key Figures for the Group JCDecaux:

- 2005 revenues: €1,745.2M, Q3 2006 revenues: €1,382.1M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices. JCDecaux has entered the Interbrand rankings in 23rd position, with a brand value of €1.03 billion.
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (200,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 725,000 advertising panels in 48 countries
- Present in over 3,400 cities with over 10,000 inhabitants
- 7,900 employees

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

JCDecaux wins the contract for MUPI® city map and information panels, Senior® large format billboards and advertising columns for the City of Nice

Out of Home Media

Argentina
Australia
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Belgium
Bosnia
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Chile
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France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, December 11, 2006 - JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide, has been awarded, within the framework of a public tender competition, a 10-year contract for the City of Nice and its 343,000 inhabitants. Under the terms of the contract, JCDecaux will provide MUPI® (2m² city map and information panels), 8m² Senior® large format billboards and advertising columns.

Following the recent renewal and extension of the contract covering bus and tramway shelters for the urban community of Nice and the French Riviera (*Communauté d'Agglomération Nice Côte d'Azur*), the renewal of this contract with the City of Nice covers 152 MUPI® 2m² panels, 59 8m² Senior® billboards and 12 columns. These street furniture models created by the Italian designers Gae Aulenti and Marco Fantoni represent a total of 400 advertising panels.

Jean-Charles Decaux, Chairman of the Executive Board of JCDecaux and Co-CEO, said: *"By choosing JCDecaux once again, the City of Nice further strengthens our commitment to quality and innovation. The recent renewals –with extensions – of our contracts with Aix-en-Provence, Cagnes-sur-Mer, Cannes, Marseille Provence Métropole and the Communauté d'Agglomération de Nice Côte d'Azur reinforce the strength of JCDecaux networks in the Provence Alpes Côte d'Azur region, the 3rd largest zone for advertising investment in France*."*

* Source: France Pub

Key Figures for the Group JCDecaux:
- 2005 revenues: €1,745.2M, Q3 2006 revenues: €1,382.1M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices. JCDecaux has entered the Interbrand rankings in 23rd position, with a brand value of €1.03 billion.
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (200,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 725,000 advertising panels in 48 countries
- Present in over 3,400 cities with over 10,000 inhabitants
- 7,900 employees

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

JCDecaux wins the Strasbourg advertising contracts for street furniture and tramway shelters

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Argentina
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Brazil
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China
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France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, 8 January 2006 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide, has been awarded two public tenders: a 12-year contract for street furniture in Strasbourg and surrounding urban areas, (Communauté Urbaine de Strasbourg - CUS), which comprises 28 boroughs and 427,250 inhabitants; a 14-year contract for tramway shelters with the Strasbourg transport company (Compagnie des Transports Strasbourgeois - CTS).

The CUS contract has been renewed and extended to cover the whole of the region. It now consists of 800 bus shelters, 330 MUPI® $2m^2$ panels and 80 Senior® $8m^2$ billboards.
The Strasbourg transport company contract has been extended and covers 72 double tramway shelters and 4 triple tramway shelters.

Designed by Lord Norman Foster, the street furniture includes approximately 2900 advertising panels.

Jean-Charles Decaux, Chairman of the JCDecaux board and Co-CEO stated: *"These exciting contract wins in Strasbourg underline JCDecaux's ability to provide the highest levels of service to cities and their inhabitants.*
Quality, cleaning, maintenance and sustainable development were at the centre of both tenders. To this respect, Strasbourg's demanding expectations were consistent with JCDecaux's core values. These enable JCDecaux to continually reinforce and improve its advertising offer, providing advertisers and media agencies with the most performing networks in Strasbourg as in the rest of France."

Key Figures for the Group JCDecaux:

- 2005 revenues: €1,745.2M, Q3 2006 revenues: €1,382.1M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices. JCDecaux has entered the Interbrand rankings in 23rd position, with a brand value of €1.03 billion.
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (200,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 725,000 advertising panels in 48 countries
- Present in over 3,400 cities with over 10,000 inhabitants
- 7,900 employees

Communication Department
Press relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

Vélo'v® in Lyon : 12 million kms travelled and 5.5 million rentals in 2006

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Czech Republic
Denmark
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France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, 11 January 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and the number two worldwide is the world number one for self-service bicycles. After Vélo'V®'s first full year of operation in Lyon and Villeurbanne, JCDecaux has concluded that in 2006 this innovative self-service bicycle system definitively established itself as a truly individual means of public transport.

With almost **12 million kms** covered by cyclists during 2006, i.e. approximately **5,000 kms per bicycle**, the residents of Lyon have demonstrated that the issues relating to new mobility and sustainable development as well as the need to promote environmentally-friendly forms of travel have become part of their daily lives. Vélo'V® achieved **5.5 million rentals** during the year, an average of **15,000 rentals** per day with peaks that exceeded **30,000** during exceptional events such as the Festival of Music.

The **Cyclocity** concept was designed and developed by JCDecaux and launched by Greater Lyon under the name Vélo'v®. Since then, Cyclocity has been selected by Marseille, Aix-en-Provence and Brussels and is increasingly being considered by cities when **developing new urban travel policies**.

While JCDecaux has won **4 awards*** for this innovation, which has **no equivalent on the same scale anywhere in the world**, it is the public that has welcomed the Cyclocity concept, which opens up new ways of considering the city's public spaces thanks to its permanent availability, ease of use and respect for the environment.

According to a BVA study carried out in May 2006, more than 9 out of 10 people questioned in Lyon and Villeurbanne considered Vélo'v® to be a very good initiative. This highly positive opinion benefits both the city's image and the improved perception of its quality of life and enjoys a number of associated positive effects: a more pleasant city, less pollution, health benefits...

* 2005 Bicycle Trophy, 2005 Usine Nouvelle award, 2006 Janus de l'Industrie, 2006 Enterprise et Environment award

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378 284.27 euros - # RCS: 307 570 747 Nanterre - FR 44 307570747

For **Bruno Marzloff, a sociologist specializing in mobility**: *"In an urban environment in which citizens claim a "right to mobility", cities face a double challenge: they must make themselves accessible to all while maintaining their fluidity or seamlessness A flexible yet rigorous response must be found to this dual requirement. The radical innovation of the "public bicycle" contributes to both these demands and to both these constraints thanks to its versatility, its universal appeal and its efficiency."*

Key Figures for the Group JCDecaux:

- 2005 revenues: €1,745.2M, Q3 2006 revenues: €1,382.1M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices. JCDecaux has entered the Interbrand rankings in 23rd position, with a brand value of €1.03 billion.
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (200,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 725,000 advertising panels in 48 countries
- Present in over 3,400 cities with over 10,000 inhabitants
- 7,900 employees

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

JCDecaux wins the self service bicycle and street furniture contract for Mulhouse and its suburbs

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, 15 January 2006 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide, has won a public tender for street furniture and self-service bicycles in Mulhouse and its suburbs. The 15-year contract covers not only the towns of Mulhouse, Illzach and Kingersheim but also the area covered by SITRAM (*Syndicat intercommunal des transports de l'agglomération mulhousienne* – the Mulhouse regional transport company) with a total population of 234,445 inhabitants.

The street furniture contract being renewed relates to 263 bus shelters, 183 $2m^2$ MUPI® (street furniture displaying information), 88 $8m^2$ billboards and 7 columns. It represents around 1,050 advertising panels.

200 bicycles and 20 Cyclocity® stations will also be installed. With this contract, Mulhouse becomes the 1st town in eastern France to adopt this mode of individual public transport, which has met with unprecedented success since it was installed in Lyon in May 2005.

Jean-Charles Decaux, Chairman of the Executive board and Co-CEO stated: *"This new market strengthens JCDecaux in its commitment to quality, innovation and sustainable development in the street furniture arena. Establishing Cyclocity® in Mulhouse demonstrates that this concept, which has been designed and developed by JCDecaux, is increasingly being considered by cities when developing new urban travel policies. As proved by the experience of Lyon, the public has also welcomed the Cyclocity concept which opens up new ways of considering the city's public spaces thanks to its permanent availability, ease of use and respect for the environment. Following on from Vienna (Austria) Cordoba and Gijon (Spain), Lyon, Brussels, Aix en Provence and Marseille, our new contract with Mulhouse reinforces our position as world number one in self-service bicycles."*

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0) 1 30 79 79 79
www.jcdecaux.com

Key Figures for the Group JCDecaux:

- 2005 revenues: €1,745.2M, Q3 2006 revenues: €1,382.1M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices. JCDecaux has entered the Interbrand rankings in 23rd position, with a brand value of €1.03 billion.
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (200,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 725,000 advertising panels in 48 countries
- Present in over 3,400 cities with over 10,000 inhabitants
- 7,900 employees

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux renews 7 regional street furniture contracts

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, 24 January 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region and number two worldwide, has renewed seven regional street furniture contracts through public tenders over the last few months. The cities have a combined population of nearly 380,000 inhabitants.

The contracts cover **945** 2m² advertising panels and **150** 8m² advertising panels. The municipalities that have chosen JCDecaux are: Aurillac, Cambrai, Chalon sur Saône, La Baule, Marcq en Baroeul, Roanne and Sète. The furniture installed has been designed either by JCDecaux or by the prestigious designers and architects: Lord Norman Foster and Philip Cox.

Announcing these renewals, **Jean-Charles Decaux, Chairman of the Board and Co-CEO of JCDecaux**, stated:

« We are very pleased that these cities have chosen JCDecaux, reinforcing our commitment to quality, innovation and sustainable development in the street furniture arena. The contracts strengthen our position as the number one outdoor advertising company in France."

Key information about the Group

- *2005 revenues: 1,745.2 M€; revenues in the first 3 quarters of 2006: 1,382.1 M€*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange and is included in the Euronext 100 and FTSE4Good indices*
- *World No. 1 in street furniture (318,000 advertising panels)*
- *World No. 1 in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, trains and tramways (207,000 advertising panels)*
- *European no. 1 for billboards (200,000 advertising panels)*
- *No. 1 in outdoor advertising in China (79,000 advertising panels in 20 cities)*
- *725,000 advertising panels in 48 countries*
- *Present in more than 3,400 towns with over 10,000 inhabitants*
- *7,900 employees*

Communication Department
Press relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

2006 REVENUES: UP 11.5% TO €1,946.4 MILLION, SUPPORTED BY RECORD ORGANIC GROWTH (+7.7%)

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, 30 January 2007 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific and the number two worldwide, announced today 2006 revenues of €1,946.4 million, an increase of 11.5% compared with 2005. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 7.7%, reflecting stronger than expected growth in the fourth quarter and well ahead of growth in the global advertising market.

In the fourth quarter, consolidated revenues grew by 9.0% to €564.3 million (+7.6% on an organic basis) compared to the same period last year. This growth in revenues reflects good progress in Transport, which continued to show double-digit organic growth, and solid performances from Street Furniture and Billboard.

Geographically, France and the Rest of Europe produced solid organic revenue growth over the year. In the United Kingdom, better than expected growth was achieved, following a strong performance in Billboard and Street Furniture in the fourth quarter. In its newer territories of North America and Asia-Pacific, the Group reported particularly strong revenue progressions. The highest organic revenue increase was achieved in South America, reported under Rest of the World.

In terms of activity, the Transport division (26% of total revenues) clearly established itself as the Group's second largest contributor to revenue - the first time in any full year - reflecting successful organic growth and acquisitive expansion, particularly in the Far East.

By activity:

Full Year Revenues	2006 (€m)	2005 (€m)	Reported growth (%)	Organic growth(1) (%)
Street Furniture	984.1	925.3	6.4%	5.6%
Transport	507.7	391.6	29.6%	14.3%
Billboard	454.6	428.3	6.1%	6.2%
Total Group	**1,946.4**	**1,745.2**	**11.5%**	**7.7%**

Q4 Revenues	2006 (€m)	2005 (€m)	Reported growth (%)	Organic growth(1) (%)
Street Furniture	289.8	268.8	7.8%	7.0%
Transport	150.8	130.9	15.2%	11.5%
Billboard	123.7	117.9	4.9%	4.5%
Total Group	**564.3**	**517.6**	**9.0%**	**7.6%**

By geographic area:

Full Year Revenues	2006 (€m)	2005 (€m)	Reported growth (%)	Organic growth(1) (%)
France	580.4	555.0	4.6%	4.6%
United Kingdom	265.3	258.5	2.6%	3.3%
Rest of Europe	692.7	637.4	8.7%	6.9%
Asia-Pacific	251.9	172.7	45.9%	12.9%
North America	140.7	110.9	26.9%	27.9%
Rest of the world	15.4	10.7	43.9%	36.0%
Total Group	**1,946.4**	**1,745.2**	**11.5%**	**7.7%**

(1) excluding acquisitions/divestitures and the impact of foreign exchange

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

Street Furniture revenues for the full year grew by 6.4% to €984.1 million. Excluding acquisitions and the impact of foreign exchange, organic revenue growth was 5.6%. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of Street Furniture contracts, increased by 6.2% organically.

In the fourth quarter, revenues increased by 7.8% to €289.8 million (+7.0% on an organic basis) compared to the same period last year. Core advertising revenues, excluding revenues related to the sale, rental and maintenance of street furniture contracts, rose by 9.3% organically. In Europe, double-digit revenue increases were reported in Spain, Portugal, Italy and Sweden. France and Germany reported solid advertising revenue growth over the quarter and the Street Furniture market rebounded in the United Kingdom, where advertising revenues increased strongly. Asia-Pacific, North America and the Rest of the World continued to produce double-digit organic revenue growth.

Transport revenues for the full year increased by 29.6% to €507.7 million. Excluding acquisitions and the impact of foreign exchange, organic revenues grew by 14.3%.

In the fourth quarter, revenues increased by 15.2% to €150.8 million (+ 11.5% on an organic basis). Double-digit organic revenue growth was reached again in a number of key markets including Germany, Spain, Scandinavia, Hong Kong and the United States, where revenues continued to be boosted by the renewed and extended contract with the New York Airports. Strong revenue growth was also reported in France over the period.

Billboard revenues for the full year increased by 6.1% to €454.6 million. Excluding acquisitions and the impact of foreign exchange, organic revenues grew by 6.2%.

In the fourth quarter, revenues increased by 4.9% to €123.7 million (+ 4.5% on an organic basis). Market conditions remained favorable in the United Kingdom, where revenues continued to grow by double digits. Strong growth was also reported in Ireland over the period while modest advertising revenue increase was achieved in France, Austria and Spain.

Commenting on the Group's 2006 revenue performance, Jean-Charles Decaux, Chairman of the Executive Board and Co-CEO, said:

"We experienced a stronger than expected fourth quarter, producing organic revenue growth of 7.7% for the year as a whole, the highest yearly organic growth rate achieved since our IPO in 2001. The growth in revenue reflects solid performances across all three of our divisions and is well ahead of the expected growth in the global advertising market in 2006.

Our organic revenue growth was supported by the overall improvement in the French advertising market compared to 2005, the double-digit revenue increase from lower-margin Transport advertising, as well as the good progress of our North American and Asia-Pacific operations.

We expect the operational progress achieved in 2006 – that was gained in both emerging and established markets - to pave the way for future revenue growth, which should enable us to continue to outperform the worldwide advertising market in 2007."

Next information:
2006 Annual Results: 14 March 2007 (before market)

FILE 82-5247

Key Figures for the Group:

- *2006 revenues: €1,946.4 million*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Press Relations
Agathe Albertini
Tel.: +33 (0) 1 30 79 34 99
Fax: +33 (0) 1 30 79 35 79
agathe.albertini@jcdecaux.fr

Investor Relations
Alexandre Hamain
Tel.: +33 (0) 1 30 79 79 93
Fax: +33 (0) 1 30 79 77 91
alexandre.hamain@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute « forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to : changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.

END